Exhibit 12
                            GATX Capital Corporation
                       Ratio of Earnings to Fixed Charges
                                 (in thousands)


Year Ended December 31,     1998       1997       1996      1995      1994
                           -----       ----       ----      ----      ----
Fixed Charges:

Interest on indebtedness
 and amortization of debt
  discount and expense   $114,575   $96,800    $86,106    $68,396   $62,744
Capitalized interest        2,064     1,575      3,074      1,601       292
Portion of rents
 representing interest
 factor (assumed to
  approximate 33%)         14,516    13,703     10,849      6,574     5,122
                         --------  --------    -------    -------   -------

     Total fixed charges $131,155  $112,078   $100,029    $76,571   $68,158
                         ========  ========   ========    =======   =======

Earnings available for
  fixed charges:

Net income                $59,317    $53,564   $45,855    $32,604   $24,851

Add:
Income taxes               50,524     36,628    32,636     22,740    18,785
Equity in net earnings of
 joint ventures, net of
 dividends received         6,159     39,031     8,740     13,522    14,322
Fixed charges (excluding
 capitalized interest)    129,091    110,503    96,955     74,970    67,864
                         --------   --------    ------     ------    ------

Total earnings available
   for fixed charges     $245,091   $239,726  $184,186   $143,836  $125,822
                         ========   ========  ========   ========  ========

Ratio of earnings to
 fixed charges             1.87       2.14      1.84       1.88      1.85
                         ========   ========  ========   ========  ========

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
--------

GATX Capital Corporation and its subsidiaries (the "Company") engage in two main activities: 1) asset-based investment and finance, and 2) value-added reselling of technology equipment and services. Revenue from asset-based investment and finance activities is generated from financing equipment (either for the Company's own account or through partnerships and joint ventures), from the remarketing of assets, from managing the equipment-related investment portfolios of others, and from brokering or arranging asset financing transactions.

While the financial management of the Company is organized into two segments, the Company's asset-based investment and finance activities encompass marketing and equipment expertise in four categories: diversified finance (including marine, production and manufacturing equipment), commercial aircraft, rail, and technology. The majority of the Company's direct financing and financial structuring activities are centered in diversified finance. Commercial aircraft and rail focus on growing and managing highly utilized operating lease fleets. Technology activities include both financing technology equipment and the value-added reselling of technology equipment and services.

At the end of 1998 and 1997 the Company's investment portfolio by major equipment type was as follows:

Investment  Portfolio
Stacked pie charts presenting the following:

As of December 31,         1998      1997
------------------         ----      ----
Commercial Aircraft         28%       26%
Rail                        19%       25%
Technology                  21%       15%
Diversified Finance         32%       34%

In the first half of 1998, the domestic diversified asset financing markets in which the Company participates remained extremely competitive. By the second half of the year, a number of factors had shifted causing a notable increase in the Company's overall competitiveness. Contraction in the lease investor marketplace led by consolidation among U.S. and overseas commercial banks and finance companies, the widening of debt spreads in the latter part of the year, and the virtual elimination of the high-yield debt market all served to increase the range of attractive, traditional investment opportunities available to the Company.

In 1998, the Company successfully broadened its traditional strategy of partnering to include risk-sharing alliances with key participants in the inland marine, corporate aircraft and timberland markets. The investment platforms established with these "knowledge" partners are expected to fuel meaningful additional growth in the future. The Company also expanded its long-time participation in the venture lease and loan arena, and committed to selective participation in equity-linked and high-yield debt markets. The Company continued to pursue the secondary market purchase of lease portfolios and also focused its efforts on the development of wide-ranging monetization and partnership financing solutions for owners of assets deemed attractive by the Company.

Commercial aircraft, on balance, remained a strong investment option throughout 1998, except in Asia where some carriers continue to experience difficulties in the markets they serve. The Company has very little exposure in the Asian region and has, in fact, found attractive new investment opportunities as a direct result of the weakened financial situation in that region. The Company and its partners continue to add single aisle passenger aircraft to the portfolio. The operating lease fleet consists principally of Airbus Industrie A320 and A321 and Boeing 737-300 and 757 aircraft. These aircraft have a deep user base making them highly desirable leasing assets with proven lease values. Furthermore, the Company expanded its presence in the commercial aircraft market with two important actions in 1998. The Company acquired a 50% interest in Rolls Royce & Partners Finance Ltd. which owns and leases a portfolio of 90 spare aircraft engines. The Company also formed a joint venture with Flightlease, the leasing affiliate of SAirGroup, the parent company of SwissAir Ltd. and a number of other airlines and related businesses. Both of these affiliations are also expected to provide meaningful growth in the future.

The domestic and international rail equipment marketplaces showed continued strength during 1998. In North America, the market is characterized by steady demand for new equipment and active competition among leasing companies and financial institutions. The railroad service problems that plagued the U.S. railroads during 1997 have largely subsided. Generally, the demand for leased locomotives was strong during the past year, and most freight car types experienced solid demand. The year-end utilization of the Company's operating lease fleet was above 97% for both rail cars and locomotives. The Company's primary focus will continue to be North America, although the Company expects significant growth in its international rail investment activities as well. In particular, the Company has negotiated an increased ownership interest in AAE Cargo, the leading European general purpose freight car leasing company. In addition, the Company expects continuing growth in the United Kingdom through its GL Railease activities in partnership with the Lombard Asset Finance Group.

The Company is actively involved in the technology sector through technology leasing and value-added reselling of equipment and services. The Company's technology leasing activities include a wide range of PC, networking and telecommunications equipment. During the year, the Company expanded its telecommunications leasing activities by forming a joint venture which will finance telecommunications infrastructure to build out national and regional networks. The Company continues to believe that its technology leasing activities will provide substantial opportunities for future growth.

The Company's technology value-added reselling activities were significantly expanded with the October 1996 acquisition of the 50% of Centron DPL Company, Inc. ("Centron") which it did not already own. Centron has historically been concentrated in legacy network protocol equipment. During 1998 these activities were adversely affected by the decline in demand for this type of equipment. See additional discussion in the Technology Equipment Sales and Service and Impairment Loss section below.

RESULTS OF OPERATIONS
---------------------

Net income grew 10.7% to a record high of $59.3 million, generating a 23.1% return on common equity. The growth in net income was primarily due to increases in income from investments and asset remarketing, partially offset by losses from the Company's technology value-added reselling activities. Net income in 1997 exceeded 1996's net income primarily as a result of increases in income from asset remarketing and from brokering and arranging financing transactions. New investments in 1998 of $851.1 million nearly equaled 1997's record of $862.4 million.

The Company uses its financial structuring, asset management and investment banking skills to generate investment-related income in three primary ways: (1) managing its investments while under contract, (2) selling or remarketing its assets at the end of the contract term or when market opportunities arise and
(3) generating fees from third parties by serving as a resource for similar transactions.

Investment  Income

Investment income was $359.0 million and $308.2 million in 1998 and 1997, respectively. Depending on the type of investment, related revenues are recorded as lease income, interest income, equity earnings from investments in joint ventures or other income. Total average investments, before the allowance for losses, were approximately $274.2 million (15%) greater in 1998 compared to 1997. Total average investments increased 14% during 1997 to a year-end balance of $2.2 billion. Revenues from investments are offset by interest expense on borrowings used to fund new investments and operating lease expense, which includes depreciation of operating lease equipment and rent expense on off-balance sheet financing, and other expense.

New investments in leased assets, including those funded with off-balance sheet financing, contributed to the increases in lease income and operating lease expense. The $22.4 million increase in lease income is attributable to higher average lease balances. The increase in operating lease expense of $21.1 million is due to higher depreciation expense resulting from increased investments and shorter average depreciable lives resulting from changes in investment mix. Lease income in 1997 was $49.8 million higher than 1996 due to higher average investments. Operating lease expense increased $40.8 million in 1997 due to a full year of Centron expenses versus two months in 1996 and increased average operating lease investment excluding Centron.

Interest income was $10.8 million higher in 1998 compared to 1997 due to higher average loan balances outstanding during the year. Interest income in 1997 was lower than in 1996 by $5.1 million due to higher pre-payment penalties recorded in 1996 as a result of loan prepayments.

During the first quarter of 1998, the Company financed the sale of approximately $173.3 million of its direct financing lease portfolio resulting in a recharacterization of the investment as secured loans until the loans were repaid during the third quarter. This transaction also contributed to the changes in lease and interest income during the year. The $17.9 million increase in equity earnings from investment in joint ventures during 1998 and the $5.5 million increase in 1997 were due to the Company's continued focus on partnering with other investors. The Company entered into six new joint ventures in 1998 and three new joint ventures in 1997, in addition to making additional investments in existing joint ventures.

The $17.9 million increase in interest expense in 1998 is primarily a result of a higher average debt balance related to funding the higher average investment balance. The increase in interest expense of $10.7 million in 1997 was also due to a full year of Centron interest expense versus two months in 1996 and an overall increase in the Company's average debt balance related to portfolio growth.

Asset  Remarketing

Asset remarketing income includes gains on the sale of the Company's investment assets and fees generated from providing remarketing services for third parties and from the sale of non-owned assets in which the Company has a residual share. Fee income from asset remarketing services is generally performance-based. Although not necessarily consistent from year to year, asset remarketing income is a core component of the Company's business and has historically been a significant contributor to income.

Bar graph presenting the following (in millions):

                                 Gains on       Residual
Year ended December 31,              sale   sharing fees     Total
----------------------           --------   ------------     -----
1989                                $35.6         $1.1       $36.7
1990                                 48.6          1.5        50.1
1991                                 52.2          1.8        54.0
1992                                 22.3          1.7        24.0
1993                                 44.4          0.3        44.7
1994                                 21.4          2.9        24.3
1995                                 33.1          9.4        42.5
1996                                 35.5         21.5        57.0
1997                                 68.9         14.3        83.2
1998                                 69.4         23.0        92.4

Asset remarketing income totaled $92.4 million in 1998 and $83.2 million in 1997. Gains on sale of Company investment assets were $69.4 million and $68.9 million in 1998 and 1997, respectively. Residual sharing fees were $23.0 million and $14.3 million in 1998 and 1997, respectively. Asset remarketing income for 1998 and 1997 highlights the Company's ability to capitalize on market opportunities by selling assets at other than their lease termination and to realize the value of assets by arbitraging between the end user equipment markets and the financial markets.

Portfolio  Management  and Transaction Services

In addition to earning fees for asset remarketing services, the Company also generates fees from managing leased asset portfolios for institutional investors, from managing the majority of the partnerships in which the Company invests, and from brokering or arranging transactions. As with asset remarketing fees, transaction fees may not occur evenly between periods. Portfolio management and transaction services fee income was $15.8 million and $15.1 million in 1998 and 1997, respectively.

Technology  Equipment  Sales and Service and Impairment Loss

During 1998, technology equipment sales and service activities of Centron were adversely affected by a decline in demand for legacy network protocol equipment, resulting in a decrease in revenue of $31.4 million in 1998 compared to 1997. However, as a result of the type of equipment and services sold, the gross margin percentage increased slightly since the decrease in revenue was more than offset by a decrease in cost of technology equipment sales and service. The Company does not expect 1998's level of gross margins to continue. The increase in technology equipment sales and service revenue and related cost during 1997 is a combination of a full year of revenues in 1997 versus two months in 1996 and the 1997 growth of this portion of the Company's business.

During the year, the Company determined that demand for legacy network protocol equipment was weakening and changes in the market for networking technology equipment and services in general was reducing margins in the resale business by changing the mix of equipment to higher volumes of lower priced equipment. In response to these changes, the Company is considering various options including selling all or a portion of Centron's value-added reselling business or continuing to operate the business with a strategic partner who can better leverage the Company's existing position. In recognition of the basic changes in operations and the resulting operating losses in 1998, the Company evaluated, in accordance with generally accepted accounting principles, the value-added reselling assets of Centron for impairment. This evaluation indicated that it was not probable that the goodwill balance associated with the value-added reselling activities was recoverable through future operations or sale of these assets. Based on this assessment, the Company recognized a fourth quarter impairment loss of $6.0 million eliminating the remaining goodwill associated with the 1996 acquisition of Centron's value-added reselling activities.

Selling,   General  and   Administrative

Selling, general and administrative expenses include costs incurred to support the Company's operations. Selling, general and administrative expenses were slightly lower in 1998 than in 1997 primarily as a result of one-time expenses which occurred in 1997 related to the acquisition of the 20% of Sun Financial Group, Inc. not already owned by the Company and the purchase of a portfolio of leased assets owned by Pitney Bowes Credit Corporation. Offsetting these non-recurring 1997 expenses were higher human resource and other administrative expenses associated with 1) increased investment and asset management business activity, and 2) costs incurred to support the technology equipment sales and service infrastructure. During 1998, the Company took steps to more closely align the size and nature of the technology equipment sales and service infrastructure with current market conditions which will reduce future costs. Selling, general and administrative expenses increased in 1997 due primarily to the one-time expenses noted above, and higher human resource and other administrative costs resulting from a growth in business activity, including expansion of the technology business.

Provision  For Losses on  Investments

The provision for losses on investments is derived from the Company's estimate of losses inherent in the portfolio based on a review of credit, collateral and market risks. The allowance for losses on investments increased $7.7 million in 1998 as a result of an $11.0 million provision for losses and $5.0 million of recoveries of previously written off investments, offset by $8.3 million of write-offs. At December 31, 1998, the allowance for losses on investments was 6.3% of investments, including off-balance sheet assets and after deducting nonrecourse debt, and is at an appropriate level given the current quality of the investment portfolio. This compares with 5.8% of investments as of December 31, 1997.

CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
------------------------------------------
NEW INVESTMENT
Bar graph presenting the following (in millions):

Year ended December 31,                         1998      1997      1996
-----------------------                      -------   -------   -------
New investment                                $851.0    $862.4    $656.7

The Company generates cash from operations and portfolio proceeds and has certain facilities for borrowing. During 1998 the Company invested $851.1 million in new investments, nearing the 1997 record of $862.4 million. This new investment was funded with $51.6 million of nonrecourse debt borrowings and a portion of the $963.0 million of cash generated from the recovery of investments and from operations. Cash generated from the recovery of investments and from operations was also used to reduce senior term notes by $79.0 million and notes payable by $47.8 million. In addition, the Company paid $29.7 million of dividends in 1998. Historically, dividends have been paid on the Company's common stock at the rate of 50% of net income.

As of December  31,  1998,  the Company had the  following  borrowing  capacity:
$181.7 million of unused capacity under its commercial paper and bankers' acceptance credit agreements and $64.6 million of remaining capacity under various stand-alone bank facilities maintained by two of the Company's subsidiaries. The Company's commercial paper and bankers' acceptances are backed by credit agreements from a syndicate of domestic and international commercial banks. The Company also has the capacity to issue $162.0 million of notes under its Series E shelf registration. The Company's senior unsecured notes are rated BBB+ by Standard and Poor's and Baa2 by Moody's Investors Service.

Certain lease transactions are financed by obtaining nonrecourse loans equal to the present value of some or all of the rental stream. The interest rates used to discount the rentals are based on the credit quality of the lessee and the size and term of the lease. The Company uses a wide variety of nonrecourse lenders to ensure adequate and reliable access to the credit markets.

During 1998, primarily as a result of net repayments of notes payable and senior term notes, total debt financing decreased. This decrease, combined with an increase in equity, caused the Company's debt to equity ratio to decrease to 3.1:1 at year-end 1998 from 3.7:1 at year-end 1997. At December 31, 1998, the Company could borrow an additional $735.7 million and still meet the 4.5:1 leverage ratio defined in its bank credit agreements.

During 1998 and 1997, the Company placed the proceeds from the sale of certain assets in trust with a qualified intermediary pending the identification and acquisition of qualified replacement assets in order to affect a like-kind exchange for federal income tax purposes. The amounts in trust are classified as cash and cash equivalents in the accompanying balance sheet. Amounts in trust at December 31, 1998 and December 31, 1997 were $29.2 million and $35.7 million, respectively.

As of December 31, 1998, the Company has approved unfunded transactions totaling $466.5 million, of which $209.4 million is expected to fund in 1999 and the remaining $257.1 million thereafter. Once approved for funding, a transaction may not be completed for various reasons, or the investment may be shared with partners or sold.

The Company's capital structure includes both fixed and floating rate debt. The Company ensures a stable margin over its cost of funds by managing the relationship of its fixed and floating rate lease and loan investments to its fixed and floating rate borrowings. In order to meet this objective, derivative financial instruments, primarily interest rate swaps, are used to modify the interest characteristics of the Company's debt. The Company manages the credit risk of counterparties by dealing only with institutions it considers financially sound and by avoiding concentrations of risk with a single counterparty.


MARKET RISK DISCLOSURE
----------------------

The Company, like most other companies, is exposed to certain market risks, including changes in interest rates and changes in currency exchange rates. To manage these risks, the Company, pursuant to pre-established and pre-authorized policies, may enter into certain derivative transactions, predominantly interest rate swaps and foreign currency hedges.

These interest rate swaps and other derivative instruments are entered into for hedging purposes only. The Company does not hold or issue derivative financial instruments for speculative purposes.

The Company's interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. Based on the Company's variable rate debt at December 31, 1998, if market rates were to increase by a hypothetical 50 basis points, interest expense would increase by approximately $1.6 million in 1999.

The Company seeks to minimize the impact of foreign currency fluctuations by hedging transactional exposures with foreign currency hedges. Based on 1998's reported earnings, changes in certain currency exchange rates would be immaterial to the Company's reported earnings in 1999.

The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; changes, such as these, would typically have corresponding offsetting changes. Offsetting effects are present, for example, to the extent that floating rate debt is associated with floating rate assets.


YEAR 2000 DISCLOSURE
--------------------

The Company continues to address what is commonly referred to as the Year 2000 problem. The Company has completed the assessment phase of reviewing its critical information systems for Year 2000 compliance. The Company's enterprise-wide information system has been certified Year 2000 compliant by the manufacturer and the Company has performed testing on the system. Other less critical information systems have been reviewed and corrective action is being taken as necessary. These projects should be completed by mid-year 1999.

The Company also is reviewing its operating assets to determine any significant exposure to time-sensitive controls which may be embedded in the equipment. These exposures are being assessed on an ongoing basis.

The Company is inquiring of customers to ensure that their systems are or will be Year 2000 compliant. Where considered appropriate, the Company is working directly with such third parties to test or remediate such systems. The Company also interacts electronically with certain external entities but has no means of ensuring that they will be Year 2000 ready. Additionally, the Company has been inquiring of key vendors in an effort to establish the ability of the provider to deliver product or services on a timely basis in the year 2000. Today, the Company is not aware of any third party with a Year 2000 issue that would materially impact the Company's results of operations.

The Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner and to minimize the Company's exposure. If these steps were not taken, or are not completed in a timely manner, the Year 2000 issue could have a significant impact on the operations of the Company. The project is estimated to be completed during 1999, which is prior to any anticipated impact on its operating systems. Based on the progress and results of the Year 2000 project thus far, the Company believes that the Year 2000 issue should not pose significant operational problems. However, in the event that the Company's efforts have not addressed all potential systems problems, a contingency plan is being developed to enable business operations to continue. This contingency plan involves reducing the scope and duration of any disruptions by having sufficient personnel and other resources in place to permit a timely response. The total Year 2000 project cost is estimated to be immaterial to the Company's results of operations.

FORWARD-LOOKING  STATEMENTS
---------------------------

Certain statements in the Management's Discussion and Analysis constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this report, that could cause actual results to differ materially from those projected.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)



Year ended December 31,                              1998       1997      1996
                                                  --------   --------  --------
REVENUES:

Lease income                                     $ 267,966  $ 245,523 $ 195,745
Technology equipment sales and service             175,402    206,802    36,286
Gain on sale of assets                              69,423     68,899    35,533
Equity earnings from investment in
  joint ventures                                    45,850     27,909    22,411
Fees                                                38,832     29,371    31,840
Interest                                            34,110     23,271    28,374
Other                                               11,064     11,508    10,174
                                                 ---------   --------  --------
                                                   642,647    613,283   360,363
                                                 ---------   --------  --------
EXPENSES:

Operating leases                                   139,160    118,096    77,289
Cost of technology equipment sales and service     137,477    169,826    32,991
Selling, general & administrative                  118,083    118,849    68,298
Interest                                           114,575     96,800    86,106
Provision for losses on investments                 11,029     11,033    12,744
Impairment loss                                      6,000         -         -
Other                                                6,482     8,487      4,444
                                                 ---------   --------  --------
                                                   532,806    523,091   281,872
                                                 ---------   --------  --------

Income before income taxes                         109,841     90,192    78,491

Provision for income taxes                          50,524     36,628    32,636
                                                 ---------   --------  --------

NET INCOME                                       $  59,317  $  53,564  $ 45,855
                                                 =========  =========  ========












The accompanying notes are an integral part of these consolidated financial statements.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)
                                                December 31,        December 31,
                                                       1998                1997
                                              --------------    ----------------
ASSETS:
Cash and cash equivalents                        $   67,975          $   61,990
Investments:
   Direct financing leases                          537,897             666,524
   Leveraged leases                                 133,380             170,555
   Operating lease equipment-
        net of depreciation                         547,221             524,523
   Secured loans                                    241,567             180,331
   Investment in joint ventures                     570,255             549,596
   Assets held for sale or lease                     26,286              15,398
   Other investments                                 84,856              52,690
   Investment in future residuals                    18,706              19,693
   Allowance for losses on investments             (129,278)           (121,576)
                                             ---------------    ----------------
          Net investments                         2,030,890           2,057,734
                                             ---------------    ----------------
Due from Parent                                      37,816              35,904
Other assets                                        139,001             161,515
                                             ---------------    ----------------
TOTAL ASSETS                                    $ 2,275,682         $ 2,317,143
                                             ===============    ================

LIABILITIES AND STOCKHOLDER'S EQUITY:
Accrued interest                                $    13,634         $    16,070
Accounts payable and other liabilities              150,504             167,825
Debt financing:
   Commercial paper and bankers' acceptances        128,329             127,832
   Notes payable                                     25,847              74,161
   Obligations under capital leases                   8,781               9,754
   Senior term notes                              1,076,600           1,155,600
                                            ----------------    ----------------
          Total debt financing                    1,239,557           1,367,347
                                            ----------------    ----------------

Nonrecourse obligations                             381,390             329,820
Deferred income                                       9,702              13,556
Deferred income taxes                                83,754              55,600

Stockholder's equity:
 Convertible preferred stock, par value $1,
      and additional paid-in capital                125,000             125,000
  Authorized--4,000,000 shares
  Issued and outstanding--1,027,050 shares in both years
 Common stock, par value $1, and
      additional paid-in capital                     28,960              28,960
  Authorized--2,000,000 shares
  Issued and outstanding--1,031,250 shares in both years
 Accumulated other comprehensive income                 772                 215
 Reinvested earnings                                242,409             212,750
                                            ----------------    ----------------
          Total stockholder's equity                397,141             366,925
                                            ----------------    ----------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY      $ 2,275,682         $ 2,317,143
                                            ================    ================




The accompanying notes are an integral part of these consolidated financial statements.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year ended December 31,                            1998        1997        1996
                                             ----------- ----------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                     $ 59,317    $ 53,564    $ 45,855
Reconciliation of net income to net cash
 flows provided by operating activities:
   Provision for losses on investments           11,029      11,033      12,744
   Depreciation expense                          99,928      79,381      44,579
   Provision for deferred income taxes           19,339      10,323      18,932
   Gain on sale of assets                       (69,423)    (68,899)    (35,533)
   Impairment loss                                6,000          -           -
   Changes in assets and liabilities:
      Other assets                               23,475     (40,678)    (12,613)
      Due from Parent                            (1,912)      9,243        (810)
      Accrued interest, accounts payable
        and other liabilities                   (19,757)     29,414      29,951
      Deferred income                            (3,854)      7,770       1,394
      Other - net                                (1,187)     (7,364)     18,265
                                             ---------- ----------- -----------
Net cash flows provided by operating activities 122,955      83,787     122,764
                                             ---------- ----------- -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Investments in leased equipment, net of
  nonrecourse borrowings for leveraged leases  (507,996)   (536,388)   (376,276)
Loans extended to borrowers                    (161,633)    (35,126)   (117,052)
Other investments                              (181,482)   (290,916)   (163,334)
                                            ------------ ----------- -----------
   Total investments                           (851,111)   (862,430)   (656,662)
                                            ------------ ----------- -----------
Lease rents received, net of earned income and
  leveraged lease nonrecourse debt service      148,842     110,023     100,350
Loan principal received                         326,193      62,377     121,952
Proceeds from sale of assets                    248,425     218,493     164,169
Joint venture investment recovery,
    net of earned income                        116,559      39,031       8,740
                                            ------------ ----------- -----------
   Recovery of investments                      840,019     429,924     395,211
                                            ------------ ----------- -----------

Net cash flows used in investing activities     (11,092)   (432,506)   (261,451)
                                            ------------ ----------- -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Net(decrease) increase in short-term borrowings (47,817)    139,107    (133,014)
Proceeds from issuance of senior term notes      20,000     350,000     368,000
Proceeds from nonrecourse obligations           204,098     179,409     109,328
Repayment of senior term notes                  (99,000)   (130,000)   (112,000)
Repayment of nonrecourse obligations           (152,528)   (117,113)    (68,665)
Dividends paid to Parent                        (29,658)    (26,500)    (22,569)
Other financing activities                         (973)     (2,676)     (3,816)
                                              ---------- ----------- -----------
Net cash flows (used in) provided by
     financing activities                      (105,878)     392,227     137,264
                                               --------- ----------- -----------
Net increase(decrease) in cash
 and cash equivalents                             5,985      43,508      (1,423)
Cash and cash equivalents at beginning of period 61,990      18,482      19,905
                                              --------- ----------- ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD     $ 67,975    $ 61,990    $ 18,482
                                              ========= =========== ============

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION

Income taxes paid to Parent                    $ 23,800    $ 17,720    $ 14,402
                                             ==========  ==========  ===========

Interest paid                                  $119,075    $ 98,126    $ 88,560
Interest capitalized                             (2,064)     (1,575)     (3,074)
                                            ------------ ----------  -----------
Net interest paid                              $117,011    $ 96,551    $ 85,486
                                            ============ =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.

GATX CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(in thousands)
                                                           Accumulated
                                                                 Other
                Preferred Common  Additional  Reinvested Comprehensive
                    Stock  Stock     Capital    Earnings        Income    Total
                _________ ______  __________  __________  ____________ ________
Balance,
January 1, 1996   $ 1,027 $ 1,031 $ 151,902  $   162,400 $        640 $317,000

Comprehensive  income:
 Net income                                       45,855                45,855
Other Comprehensive  income:
 Foreign currency  translation                                 (2,183)  (2,183)
 Unrealized gain/loss on  securities:
   Unrealized  holding gains
   arising during period                                        7,388
   Less:  reclassification  adjustment
     for gains  realized  in net income                        (1,814)
                                                           ___________
         Net  unrealized  gains                                 5,574    5,574
                                                           ___________ ________
Comprehensive  income                                           3,391   49,246

Dividends  paid on common  stock                 (22,569)              (22,569)
                _________ ______  __________  __________   ___________ ________
Balance,
December 31, 1996   1,027  1,031     151,902     185,686        4,031  343,677
Comprehensive income:
 Net income                                       53,564                53,564
Other  Comprehensive  income:
 Foreign currency translation                                  (2,861)  (2,861)
 Unrealized  gain/loss on  securities:
   Unrealized holding gains
   arising during period                                          408
   Less:  reclassification  adjustment
   for gains realized in net income                            (1,363)
                                                           ___________
       Net unrealized  gains                                     (955)    (955)
                                                           ___________ ________

Comprehensive income                                           (3,816)  49,748
Dividends paid on  common  stock                  (26,500)             (26,500)
                ________  ________  _________  __________  __________ _________
Balance,
December 31, 1997  1,027     1,031    151,902     212,750         215  366,925
Comprehensive  income:
 Net Income                                        59,317               59,317
Other Comprehensive income:
 Foreign currency  translation                                (1,447)   (1,447)
 Unrealized  gain/loss on securities:
 Unrealized   holding  gains
 arising  during  period                                       2,818
 Less: reclassification adjustment
 for gains realized in net income                               (814)
                                                          __________
     Net unrealized gains                                      2,004     2,004
                                                          __________ __________
Comprehensive  income                                            557    59,874
Dividends paid on common stock                   (29,658)              (29,658)
                 ________  ________ _________ __________  __________ __________
Balance,
December 31, 1998 $ 1,027 $  1,031 $  151,902 $  242,409  $      772 $ 397,141
                  ======= ======== ========== ==========  ========== ==========

(A) The beginning balance of accumulated other comprehensive income at January 1, 1996 included a cumulative foreign currency translation adjustment of $0.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

The consolidated financial statements of GATX Capital Corporation and its subsidiaries (the "Company") are prepared in accordance with generally accepted accounting principles and prevailing practices of the leasing industry. The following is a summary of significant accounting and reporting policies used in preparing the consolidated financial statements.

BUSINESS

The Company actively invests in a wide variety of asset-based financing. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. The Company actively manages its existing portfolio of investments as well as the majority of the joint ventures and partnerships in which it participates. Additionally, the Company manages investment portfolios and arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells. The Company is a wholly-owned subsidiary of GATX Corporation (the "Parent").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company after elimination of intercompany accounts and transactions. Investments in minority-owned or non-controlled affiliated companies are accounted for using the equity method.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LEASE AND LOAN ORIGINATION COSTS

Initial direct costs for originated direct financing and leveraged leases are capitalized and amortized as an adjustment of yield over the term of the lease. For operating leases, initial direct costs are deferred and amortized on a straight-line basis over the lease term. Loan origination fees are netted with loan costs, and are deferred and recognized over the term of the loan as an adjustment to interest income.

RESIDUAL VALUES

Residual values of leased equipment are estimated at the inception of the lease. The Company reviews these estimates at least annually. Declines in estimated residual values for financing leases are recognized as an immediate charge to income. Declines in estimated residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the remaining useful life of the asset or the remaining lease term.

TECHNOLOGY EQUIPMENT INVENTORY

Technology equipment inventory, which is included in other assets on the consolidated balance sheet, consists of new and used computer equipment purchased from manufacturers and is stated at the lower of cost or market.

GOODWILL

The excess of cost over the fair value of the net assets of businesses acquired is classified as goodwill and is included in other assets on the consolidated balance sheet. Goodwill is amortized on a straight-line basis over periods ranging from 10 to 25 years. The Company continually evaluates the carrying value of goodwill for possible impairment.

EQUITY SECURITIES

The Company receives stock warrants of investee companies as consideration for certain investments. These warrants, as well as common stock obtained by exercising these warrants, are classified as available-for-sale and are carried at fair value when such securities are marketable. Fair value of the stock warrants is estimated based on the market price of the underlying security; no cost is allocated to these warrants. Fair value of the common stock is estimated based on its market price. Changes to the fair value of these securities are reflected in accumulated other comprehensive income until realized.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses interest rate and currency swap agreements to manage its exposure to interest rate and currency exchange rate risk on existing or anticipated transactions. These derivative financial instruments are specifically identified with the instruments creating the interest and currency risk and qualify for hedge accounting. Interest rate differentials to be paid or received as a result of the interest rate swap agreements are accrued and recognized as an adjustment to interest expense and net amounts paid or received under the currency swap agreements are recognized over the term of the contract as an adjustment to the hedged investment. The fair values of these hedge contracts are not recognized in the financial statements.

ACQUISITIONS

The Company acquired a 50% interest in Rolls-Royce and Partners Finance Ltd. ("RRPF") in December 1998 for approximately $61.0 million. RRPF owns and leases a portfolio of spare aircraft engines. The Company recorded $17.0 million of goodwill which is being amortized on a straight-line basis over 20 years.

In September 1997, the Company paid $9.0 million to acquire the remaining 20% of Sun Financial Group, Inc. ("Sun Financial"). The Company also paid additional performance-related compensation to key employees of Sun Financial upon acquisition. Goodwill of approximately $3.9 million was recorded in connection with the acquisition of the remaining 20% and is being amortized on a straight-line basis over the remaining ten year life of the original acquisition goodwill.

In October 1996, the Company purchased the 50% of Centron DPL Company,Inc. ("Centron") which it did not already own for approximately $22.8 million. Centron is a technology solutions provider that offers products, technical services and financial services required for building corporate information networks. The acquisition was accounted for using the purchase method and resulted in approximately $11.7 million of goodwill which, net of impairment recognized, is being amortized on a straight-line basis over ten years. Unaudited pro forma consolidated revenue of the Company, including Centron, as if the acquisition of Centron had occurred at the beginning of 1996 is $520.5 million. Pro forma consolidated net income including the results of Centron is $48.9 million for 1996.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual results, when ultimately realized, could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year presentation.

RECENTLY ISSUED PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which is required to be adopted in years beginning after June 15, 1999. The Company, which utilizes fundamental derivatives to hedge changes in interest rates and foreign currencies, expects to adopt SFAS No. 133 effective January 1, 2000. This new accounting standard will require that all derivatives be recorded on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management is currently assessing the impact that the adoption of SFAS No. 133 will have on the Company's financial position, results of operations, and cash flows.

INVESTMENTS
-----------

DIRECT FINANCING LEASES

The Company's investment in direct financing leases includes lease contracts receivable, plus the estimated residual value of the equipment at the lease termination date less unearned income. Lease contracts receivable includes the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the lease contract receivable plus the estimated residual value exceeds the initial investment in the leased equipment at lease inception. Unearned income is amortized to lease income over the lease term in a manner which produces a constant rate of return on the net investment in the lease.

The components of the Company's investment in direct financing leases are as follows:

At December 31,                                 1998              1997
                                    -----------------  ----------------

Lease contracts receivable                 $ 588,945         $ 650,544
Estimated residual value                     107,204           261,730
Unearned income                             (158,252)         (245,750)

                                    -----------------  ----------------
Net investment                             $ 537,897         $ 666,524
                                    =================  ================

LEVERAGED LEASES

Financing leases, which are financed principally with nonrecourse borrowings at lease inception and which meet certain criteria, are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt service, which includes unpaid principal and aggregate remaining interest on such debt. Unearned income represents the excess of anticipated cash flows (including estimated residual values and after taking into account the related debt service) over the Company's investment in the lease.

The components of the Company's net investment in leveraged leases are as follows:

At December 31,                                     1998                1997
                                       ------------------ -------------------

Lease contracts receivable                     $ 689,772           $ 276,469
Nonrecourse debt service                        (547,194)           (169,045)
                                       ------------------ -------------------
  Net receivable                                 142,578             107,424
Estimated residual value                          72,401             122,194
Unearned income                                  (81,599)            (59,063)
                                       ------------------ -------------------
  Investment in leveraged leases                 133,380             170,555
Deferred taxes arising from
  leveraged leases                               (29,506)            (42,466)
                                       ------------------ -------------------
Net investment                                 $ 103,874           $ 128,089
                                       ================== ===================


OPERATING LEASES

Leases that do not qualify as direct financing or leveraged leases are accounted for as operating leases. Most rental income is reported on a straight-line basis over the term of the lease. Rental income on certain leases is based on equipment usage and is recognized when received. Usage rents totaled $1.5 million, $2.8 million, and $1.9 million in 1998, 1997, and 1996, respectively. Equipment subject to operating leases is stated at cost less accumulated depreciation plus accrued rent and is generally depreciated using the straight-line method to an estimated residual value. Aircraft and rail equipment typically are depreciated over their useful lives, while other equipment is generally depreciated over the term of the lease. Estimated useful lives are up to 25 years for aircraft, 37.5 years for rail cars, and 27.5 years for locomotives. Depreciation expense of $94.1 million, $74.5 million, and $41.4 million is included in operating lease expense for 1998, 1997, and 1996, respectively.

Major classes of equipment on operating leases are as follows:

At December 31,                                   1998               1997
                                       ----------------  -----------------

Commercial aircraft                       $    193,261    $       183,464
Rail                                           132,492            146,764
Technology                                     271,279            197,104
Other                                          108,801            104,639
                                       ----------------  -----------------
  Total cost                                   705,833            631,971
Accumulated depreciation                      (169,636)          (119,153)
                                       ----------------  -----------------
  Net book value                               536,197            512,818
Accrued rent and other                          11,024             11,705
                                       ----------------  -----------------
Net investment                           $     547,221    $       524,523
                                       ================  =================

SECURED LOANS

Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses, or real estate. A loan is classified as impaired when it is probable, based on normal portfolio review procedures, that the Company will be unable to collect all amounts due under the loan agreement. Most loans in the portfolio are collateral dependent and, if impaired, are measured using the fair value of the collateral. Significant changes in the fair value of the collateral are charged off against the allowance for losses on investments. Interest income is not recognized on impaired loans until the outstanding principal is recovered. The average balance of impaired loans was $8.1 million, $19.3 million, and $26.7 million in 1998, 1997, and 1996, respectively.

The types of loans in the Company's portfolio are as follows:


At December 31,                                 1998             1997
                                      ---------------  ---------------

Equipment                              $     204,968    $     123,521
Golf courses                                  36,599           53,959
Real estate                                        -            2,851
                                      ---------------  ---------------
Total investment                       $     241,567    $     180,331
                                      ---------------  ---------------

Impaired loans (included in total)     $       7,092    $       9,028
                                      ===============  ===============




FUTURE LEASE AND LOAN RECEIVABLES

As of December 31, 1998, financing lease receivables (net of nonrecourse debt service related to leveraged leases), minimum future rentals under operating leases and secured loan principal by year due are as follows:



                                Financing          Operating
                                    Lease              Lease               Loan
Year Due                        Principal        Receivables        Receivables
                        ----------------- ------------------   -----------------

1999                     $       227,235     $       177,116    $       69,765
2000                             140,914             122,509            29,735
2001                              93,412              70,048            25,411
2002                              56,239              40,638            29,328
2003                              39,810              31,142            59,052
After 2003                       173,913             109,253            28,276
                        ----------------- ------------------   -----------------
Total                    $       731,523     $       550,706    $      241,567
                        =================  ==================  =================

INVESTMENT IN JOINT VENTURES

The Company has made investments in joint ventures that provide 1) lease financing in a wide range of industries including commercial aircraft, rail equipment, and information technology equipment, and 2) asset residual value guarantees in both the U.S. and foreign markets. These joint ventures are accounted for using the equity method, as dictated by the Company's effective ownership interest and/or level of management control. Original investments are recorded at cost and are adjusted by the Company's share of undistributed earnings, losses, additional cash investments and cash distributions.

Aggregate unaudited combined and condensed financial information for the Company's joint ventures is shown below. Pre-tax income is presented because the majority of the joint ventures are partnerships which do not provide for income taxes in their separate financial statements. Also, consistent with the Company's unclassified balance sheet, the aggregate joint venture balance sheet amounts are also presented unclassified. For purposes of preparing the disclosure below, the Company makes certain conforming adjustments to some of the pre-tax income amounts reported by the joint ventures. First, the Company makes certain conforming adjustments to some of the pre-tax income amounts reported by the joint ventures prior to the Company's calculation of its share of that pre-tax income. Also, pre-tax income has been increased by $46.8 million, $41.0 million, and $30.8 million in 1998, 1997, and 1996, respectively, to reverse interest expense recognized by joint ventures on loans from the Company. Finally, since the Company records these loans as equity contributions in the joint ventures, loan balances of $703.2 million, $730.2 million, and $527.9 million at December 31, 1998, 1997, and 1996, respectively, have been reclassified from indebtedness to equity. This last adjustment results in a difference between the carrying value of the Company's investment in the joint venture and the Company's equity in the underlying net assets as reported by the joint venture. This information shown below has been restated to reflect these adjustments.



Year ended December 31,                  1998             1997             1996
                              ---------------- ---------------- ----------------

Revenues                      $       415,265  $       311,929  $       175,973
Pre-tax income                        113,151           72,728           47,247
Total assets                        3,586,607        2,642,460        1,651,495
Indebtedness                        1,844,339          645,605          643,909
Total liabilities                   2,024,536        1,161,724          719,446
Equity                              1,562,071        1,480,736          932,049


ASSETS HELD FOR SALE OR LEASE

Assets held for sale or lease consist of equipment which the Company has used for investment purposes that has been repossessed or returned by the lessee after normal lease maturity, and real estate and golf courses upon which the Company foreclosed. These assets are recorded at the lower of their then carrying amount or fair value and are being remarketed for release or sale in the normal course of business.

The major classes of assets held for sale or lease are as follows:


At December 31,                                 1998             1997
                                      ---------------  ---------------

Real estate and golf courses                $ 13,575         $ 12,666
Aircraft                                       6,230               -
Rail                                           5,547            2,216
Other                                            934              516
                                      ---------------  ---------------
Net investment                              $ 26,286         $ 15,398
                                      ===============  ===============

OTHER INVESTMENTS

The components of other investments are as follows:


At December 31,                                 1998             1997
                                      ---------------  ---------------

Progress payments                           $ 33,032         $  4,608
Cogeneration facility                         25,256           27,068
Real estate development                       10,923           13,414
Equity securities                             11,123            7,600
Other                                          4,522               -
                                      ---------------  ---------------
Total other investments                     $ 84,856         $ 52,690
                                      ===============  ===============

Progress payments include amounts paid, including capitalized interest, toward the construction of aircraft and steel production equipment at December 31, 1998 and toward the construction of steel production equipment at December 31, 1997.

INVESTMENT IN FUTURE RESIDUALS

Investment in future residuals consists primarily of purchased interests in the residual values of equipment leased by others. In general, purchased residual interests are recorded at cost. The difference between initial cost and realized value is recognized upon disposition.


ALLOWANCE FOR LOSSES ON INVESTMENTS

The purpose of the allowance is to provide for credit and collateral losses which are inherent in the investment portfolio. The allowance is at a level deemed adequate by management considering an assessment of overall risks and probable losses in the portfolio as a whole and a review of historical experience. It is the Company's policy to charge off amounts which, in the opinion of management, are not recoverable from obligors or the disposition of collateral. The Company reviews the recoverability of all investments. Factors considered include a customer's payment history and financial position, and the value of the underlying collateral determined by reference to internal and external equipment knowledge and resources.

Activity within the allowance for losses on investments is as follows:


At December 31,                         1998            1997            1996
                                  -----------     -----------      ----------

Beginning balance                  $ 121,576        $114,096        $ 92,489
Provision                             11,029          11,033          12,744
Charges to allowance                  (8,305)         (6,250)         (5,025)
Recoveries and other                   4,978           2,697          13,888

                                 ------------    ------------     -----------
Balance at end of year             $ 129,278       $ 121,576       $ 114,096
                                 ============    ============     ===========

OTHER ASSETS

Other assets consists of the following:

At December 31,                                 1998            1997
                                       -------------- ---------------

Trade and other receivables                $  56,792       $  70,277
Technology equipment inventory                24,360          41,534
Goodwill,net                                  29,363          22,402
Other                                         28,486          27,302

                                      --------------- ---------------
Total other assets                         $ 139,001       $ 161,515
                                      =============== ===============

Trade and other receivables consist primarily of trade accounts receivable related to the Company's technology equipment sales and service segment.


DEBT AND CAPITAL LEASE FINANCING
--------------------------------

SHORT-TERM BORROWING

At December 31, 1998, the Company has commitments under its credit agreements with a group of banks for revolving credit loans aggregating up to $310.0 million. These credit agreements contain various covenants which include, among other factors, minimum net worth, restrictions on dividends and requirements to maintain certain financial ratios. At December 31, 1998, these covenants limit the Company's ability to transfer net assets to its parent to no more than $199.0 million. While the commitments are available for borrowing, repaying and reborrowing at any time, they are used primarily as undrawn facilities and serve to support the Company's issuance of commercial paper in the U.S. and bankers' acceptances in Canada. At December 31, 1998, the Company had $128.3 million of commercial paper and bankers' acceptances outstanding, leaving $181.7 million available. The Company has $25.8 million of notes payable outstanding at December 31, 1998. In addition, Sun Financial and Centron have bank commitments totaling $87.5 million at December 31, 1998 to finance their operations, of which $64.6 million was available. The weighted average interest rate of short-term borrowings at the end of the period was 6.28% and 6.24% as of December 31, 1998 and 1997, respectively.

SENIOR TERM NOTES

At December 31,                                 1998            1997
                                      --------------- ---------------

Variable rate note due 1999              $    20,000       $  20,000
Fixed rate notes, 5.56%-10.20%             1,056,600       1,135,600
due 1999-2007
                                      --------------- ---------------
Total senior term notes                  $ 1,076,600     $ 1,155,600
                                      =============== ===============

Interest on variable rate senior term notes is calculated at LIBOR plus 0.4%. The weighted average interest rate of senior term notes at the end of the period was 7.8% and 8.4% as of December 31, 1998 and 1997, respectively.

The Company has significant amounts of floating rate lease and loan investments, potentially giving rise to market risks associated with changing interest rates. The Company mitigates these risks by attempting to approximately match its floating rate assets with floating rate liabilities. Derivative financial instruments are a useful tool in matching the portfolio and in otherwise reducing the Company's exposure to interest rate risk. Interest rate swap agreements are used to modify the underlying interest characteristic of the Company's outstanding debt, either from a fixed to a floating basis, or from floating to fixed. These agreements involve the receipt (or payment) of fixed rate amounts in exchange for floating rate interest payments (receipts) over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is calculated based on the notional amounts and LIBOR. It is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. As a result of interest rate swaps, interest expense was reduced by $0.7 million in 1998, was reduced by $0.4 million in 1997, and was higher by $0.8 million in 1996. The related amount payable to or receivable from counterparties is included in accrued interest. The fair values of the swap agreements are not recognized in the financial statements. The total notional principal of all interest rate swaps as of December 31, 1998 was $198.8 million, with termination dates ranging from 1999 to 2006.

NONRECOURSE OBLIGATIONS

Nonrecourse   obligations  consist  primarily  of  debt  collateralized  by  the assignment of leases and a security interest in the underlying asset. The carrying amount of this collateral at December 31, 1998 is $444.0 million. The nonrecourse obligation associated with one aircraft will become recourse to the Company to the extent of the then remaining debt balance in 2002 when a balloon payment of $7.3 million is due.

Nonrecourse obligations include the following:


At December 31,                                   1998               1997
                                      ----------------- ------------------
Variable rate, due 2000-2002                 $  37,502          $  44,606
Fixed Rate, 5.40%-9.75%,
due 1999-2013                                  343,888            285,214

                                      ----------------- ------------------
Total nonrecourse obligations                $ 381,390          $ 329,820
                                      ================= ==================

Interest on variable rate nonrecourse obligations is calculated using the prime rate or LIBOR plus 1.3%. The weighted average interest rate on variable rate nonrecourse obligations was 6.9% and 8.8% at December 31, 1998 and 1997, respectively.

OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases consist of equipment subject to capital lease financing which has been subleased. Such subleases are classified as direct financing leases having carrying values of $8.6 million and $9.9 million at December 31, 1998 and 1997, respectively. Minimum future lease payments receivable under the subleases aggregate $10.5 million receivable over a period ending in 2003. The obligations under capital leases and the related subleases have the same terms and call for fixed rental payments. The Company has purchase and renewal options under the leases which allow it to accommodate similar options exercisable by sublessees.

MATURITIES

Maturities of debt financings, obligations under capital leases and nonrecourse obligations, assuming commercial paper, notes payable, and bankers' acceptances are retired by the unused revolving commitments are as follows:

Obligations
                                             Obligations
                      Converted                    Under      Total        Total
                      Revolving      Senior      Capital       Debt  Nonrecourse
Year Due          Credit  Loans  Term Notes       Leases  Financing  Obligations
                 -------------- -----------  -----------  ---------  -----------
1999             $       25,847 $    98,600  $     1,528  $ 125,975  $   148,364
2000                          -     319,000        1,660    320,660      108,744
2001                    128,329     110,000        1,832    240,161       50,578
2002                          -      79,000        1,974     80,974       31,857
2003                          -      41,500        1,787     43,287        9,559
After 2003                    -     428,500            -    428,500       32,288
                 -------------- -----------  -----------  ---------  -----------
Total            $      154,176 $ 1,076,600  $     8,781 $1,239,557  $   381,390
                 ============== ===========  ===========  =========  ===========



Imputed interest on capital leases totaled $1.7 million at December 31, 1998.

STOCKHOLDER'S EQUITY

As of December 31, 1998 and 1997, all issued common and preferred stock of the Company was held by the Parent. The preferred stock is convertible to common stock on a one-for-one basis at the option of the holder. Dividends on preferred stock are payable on a share-for-share basis at the same rate per share as common stock when and as declared by the board of directors.

IMPAIRMENT LOSS

The Company identified two indicators of possible impairment related to Centron's value-added reselling business in 1998: 1) the net operating loss reported by Centron for the year ended December 31, 1998, and 2) several fundamental changes in the value-added reselling market which were expected to present operating challenges in the future. Based on these factors, the Company analyzed, in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets, the realizability of Centron's long term assets.

Based on the Company's assessment of Centron's expected undiscounted cash flows as well as preliminary expectations as to sales proceeds were it to sell all or a portion of Centron, the Company concluded that the tangible long term assets of Centron had not been impaired. However, the Company's analysis indicated that recovery of the unamortized goodwill related to Centron's value-added reselling business was not probable either through sale or future operations. Futhermore, given the fundamental changes in Centron's market, the Company determined that the unamortized goodwill had no future value and accordingly, recorded a non-cash, pre-tax impairment loss of $6.0 million in the fourth quarter of 1998.


OPERATING LEASE OBLIGATIONS

The Company is a lessee under certain equipment and facility leases which are classified as operating leases. Total rental expense was $42.9 million, $41.5 million, and $34.0 million in 1998, 1997, and 1996, respectively. The equipment under these leases has been subleased, generating operating lease income of $43.5 million, $42.7 million, and $38.3 million in 1998, 1997, and 1996, respectively.

Future rentals payable by the Company through 2021 and sublease receivables under noncancelable operating leases through 2013 are as follows:


                                Lease               Operating
Year Due                  Obligations       Lease Receivables
-----------        -------------------    --------------------

1999                        $  41,913               $  45,269
2000                           39,146                  34,459
2001                           29,908                  25,928
2002                           27,998                  19,188
2003                           29,139                  18,919
After 2003                    253,033                  96,137
                   -------------------    --------------------
Total                       $ 421,137               $ 239,900
                   ===================    ====================


INCOME TAXES

The Parent files a consolidated federal income tax return which includes the Company. Under an intercompany tax agreement, the Company pays to (receives from) the Parent reimbursements to the extent the Company's taxable income (losses) and tax credits are utilized in the consolidated federal return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded these differences in its deferred tax accounts, intercompany accounts receivable, and equity accounts. In exchange for cash payments, the Parent has assumed a portion of the Company's deferred tax liability. The Parent recontributed these amounts through the purchase of Convertible Preferred Stock, currently outstanding, over the period from 1975 to 1985. In addition, the Company has an account receivable of $46.1 million from the Parent resulting from the reassumption of a portion of these deferred taxes through December 31, 1994. Offsetting this receivable is $8.3 million due to the Parent which consists of amounts owed for dividends, overhead, and taxes pursuant to the intercompany tax agreement.

In connection with the Company's 1998 acquisition of a 50% interest in RRPF, a net deferred income tax liability of $8.8 million was recorded in accordance with SFAS 109, Accounting for Income Taxes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

At December 31,                                     1998           1997
                                          --------------- --------------

DEFERRED TAX LIABILITIES
Leveraged leases                                $ 29,506       $ 42,466
Other leases                                      94,685         91,486
Investment in joint ventures                      68,974         37,453
Alternative minimum tax adjustment                27,855         19,483
Other                                             17,606         11,743
                                          --------------- --------------
  Total deferred tax liabilities                 238,626        202,631
                                          --------------- --------------

DEFERRED TAX ASSETS
Allowance for losses on investments               50,709         47,688
Loans                                             25,222         11,699
Other                                                  -          8,703
                                          --------------- --------------
  Total deferred tax assets                       75,931         68,090
                                          --------------- --------------

   Net deferred tax liabilities                $ 162,695      $ 134,541
                                          =============== ==============

TAX ACCOUNT BALANCES
Deferred income tax liabilities                $  83,754      $  55,600
Preferred stock and related
additional paid-in capital                       125,000        125,000
Due from the Parent                              (46,059)       (46,059)
                                          --------------- --------------
   Net deferred tax liabilities                $ 162,695      $ 134,541
                                          =============== ==============


The provision for income taxes consists of the following:

 Year Ended December 31,                    1998           1997             1996
                                 --------------- --------------  ---------------
CURRENT
 Federal                                $ 28,331       $ 26,086         $ 13,276
 State and local                           2,239            206              371
 Foreign                                     615             13               57
                                 --------------- -------------- ----------------
   Total current                          31,185         26,305           13,704
                                 --------------- --------------  ---------------
DEFERRED
 Federal                                  10,999          3,069           12,730
 State and local                           5,553          5,571            4,301
 Foreign                                   2,787          1,683            1,901
                                 --------------- --------------  ---------------
   Total deferred                         19,339         10,323           18,932
                                 --------------- --------------  ---------------
 Total provision for income taxes       $ 50,524       $ 36,628         $ 32,636
                                 =============== ==============  ===============

A reconciliation between the federal statutory tax rate and the Company's effective tax rate is shown below:

Year Ended December 31,                    1998           1997             1996
                                --------------- -------------- ----------------

Federal statutory income tax rate         35.0%          35.0%            35.0%
State tax provision, net
  of federal tax benefit                   4.1%           4.1%             4.1%
Impairment loss                            5.5%             -                -
Other                                      1.4%           1.5%             2.5%
                                --------------- -------------- ----------------
Effective tax rate                        46.0%          40.6%            41.6%
                                =============== ============== ================

The tax expense related to leveraged lease income was $5.2 million, $6.6 million and $8.6 million in 1998, 1997 and 1996, respectively.

Income before income taxes from foreign operations was $0.8 million, $3.0 million and $4.7 million in 1998, 1997 and 1996, respectively.

Federal income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which the Company intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $24.5 million at December 31, 1998. It is not practicable to estimate the tax liability, if any, related to these earnings.

FOREIGN OPERATIONS

The Company provides or arranges equipment financing for non-affiliated entities both inside and outside the United States. In the following table, export income pertains to revenue generated by domestic operations through transactions with customers in foreign countries. Some of these transactions are denominated in foreign currencies. Information designated as foreign in the following table pertains to operations that are located outside of the United States.


Year Ended December 31,                  1998             1997             1996
                              --------------- ---------------- ----------------
REVENUES
Domestic                            $ 518,986        $ 508,042        $ 306,896
Export                                 43,864           39,251           28,750
Foreign                                81,400           67,129           25,902
Eliminations                           (1,603)          (1,139)          (1,185)
                              --------------- ---------------- ----------------
                                    $ 642,647        $ 613,283        $ 360,363
                              =============== ================ ================

NET INCOME
United States                       $  49,948        $  43,070        $  37,261
Foreign                                 9,369           10,494            8,594
                              --------------- ---------------- ----------------
                                    $  59,317        $  53,564        $  45,855
                              =============== ================ ================

TOTAL ASSETS
United States                    $ 1,981,226      $ 2,046,424      $ 1,613,390
Foreign                              370,165          281,665          244,729
Eliminations                         (75,709)         (10,946)          (9,490)
                              --------------- ---------------- ----------------
                                 $ 2,275,682      $ 2,317,143      $ 1,848,629
                              =============== ================ ================

The Company has entered into currency swap agreements to protect itself from the risk that the eventual dollar net cash in-flow from foreign denominated investments will be adversely affected by changes in exchange rates. The currency swaps exchange U.S. borrowings of $27.6 million for liabilities of $38.7 million Canadian dollars, with termination dates ranging from 2001 to 2003.


BUSINESS SEGMENTS

The Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, on January 1, 1998. The Company operates in two business segments, as defined by SFAS 131. These segments are: Investment and Asset Management, which includes the Company's lease, loan and joint venture investments as well as fee generation and asset management activities; and Technology Equipment Sales and Service, which includes the sales and service of computer network technology equipment, provided primarily by Centron.

The  following  presents  significant   financial  information  related  to  the
Company's two business segments:
                                                   Technology
                                   Investment       Equipment
                                    and Asset       Sales and
                                   Management         Service          Total
                                 --------------------------------------------
1998
Revenue                            $  467,245      $  175,402     $  642,647
Pre tax income                        123,158         (13,317)       109,841
Identifiable assets                 2,190,841          84,841      2,275,682
Capital expenditures                  851,111               -        851,111
Depreciation and amortization         101,265           9,560        110,825
Interest expense                      110,187           4,388        114,575
Provision for income taxes             51,267            (743)        50,524


1997
Revenue                            $  406,481      $  206,802     $  613,283
Pre tax income                         90,290             (98)        90,192
Identifiable assets                 2,209,140         108,003      2,317,143
Capital expenditures                  862,430               -        862,430
Depreciation and amortization          79,312           2,496         81,808
Interest expense                       94,305           2,495         96,800
Provision for income taxes             36,366             262         36,628


1996
Revenue                            $  324,077       $  36,286     $  360,363
Pre tax income                         77,600             891         78,491
Identifiable assets                 1,778,699          69,930      1,848,629
Capital expenditures                  656,662               -        656,662
Depreciation and amortization          44,395             184         44,579
Interest expense                       85,836             270         86,106
Provision for income taxes             32,286             350         32,636

RETIREMENT BENEFITS

The Company, exclusive of Sun Financial and Centron, participates in the Parent's Non-Contributory Pension Plan for Salaried Employees (the "Plan"), a defined benefit pension plan covering substantially all employees. Sun Financial and Centron employees participate in a 401(k) retirement plan. Independent actuaries determine pension cost for each of the Parent's subsidiaries included in the Plan. However, accumulated Plan obligation information, Plan assets and the components of net periodic pension costs pertaining to each subsidiary have not been separately determined. Contributions to the Plan made by the Company through the Parent and pension expense allocated to the Company are not material to these financial statements.

In addition to pension benefits, the Company provides other postretirement benefits, including limited health care and life insurance benefits, for certain retired employees who meet established criteria. Most domestic employees, exclusive of Sun Financial and Centron employees, are eligible if they retire from the Company with immediate pension benefits under the Plan. The net periodic cost and accrued liability are not material to these financial statements.


COMMITMENTS, CONTINGENCIES AND CONCENTRATION OF CREDIT RISK

At December 31, 1998, the Company's investment portfolio, including off-balance sheet assets, consists of 28% commercial aircraft, 19% rail equipment, 21% information technology equipment, 6% warehouse and production equipment, 8% marine equipment, and 18% other equipment.

The Company's backlog was $466.5 million (unaudited) and $259.2 million (unaudited), at December 31, 1998 and 1997, respectively. Backlog represents planned future investment at year-end, a portion of which is subject to firm purchase commitments.

The Company is a party to financial guarantees with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and affiliates. Guarantees are commitments issued by the Company to (1) guarantee performance of an affiliate to a third party, generally in the form of lease and loan payment guarantees, or (2) guarantee the value of an asset at the end of a lease. Similar to the Company's on-balance sheet investments, these guarantees involve, to varying degrees, elements of credit and market risk which are not recognized in the consolidated balance sheets. Accordingly, the Company uses the same credit and market evaluation practices when making commitments and conditional obligations as it does for funded transactions. All commitments having off-balance sheet risk are reviewed at least annually for potential exposure using the same criteria discussed in the Allowance for Losses on Investments footnote, and the allowance is adjusted accordingly.

Lease and loan payment guarantees generally involve guaranteeing repayment of the financing required to acquire assets being leased by affiliates to third parties, and are in lieu of the Company making direct equity investments in the affiliate. The Company knows of no event of default which would require it to satisfy these guarantees and expects that the affiliated entities will generate sufficient cash flow to satisfy the related lease and loan obligations. At December 31, 1998, the Company had guaranteed $129.3 million of such obligations, having fixed expiration dates ranging from 1999 through 2016. The Company earns fees for providing certain of these guarantees and recognizes the income as earned.

Asset value guarantees represent the Company's commitment to a third party that an asset or group of assets will be worth a specified amount at the end of a lease term. In addition to asset value guarantees, the Company also guarantees minimum lease receipts to third party lessors. The Company issues these guarantees either on its own in the normal course of business or through joint venture affiliates which have the sole business purpose of guaranteeing asset values. The Company follows the same practices as it does for its funded transactions when evaluating the amount to guarantee. Based on known and expected market conditions, management does not believe that the asset value guarantees will result in any adverse financial impact to the Company. At December 31, 1998, the Company had guaranteed $83.9 million of asset value. These guarantees have expiration dates ranging from 1999 through 2015. Fees are earned for providing these asset value guarantees in the form of an initial fee (which is amortized into income over the guarantee period) and by sharing in any proceeds received upon disposition of the asset in excess of the amount guaranteed (which is recorded when earned).

The Company is engaged in various matters of litigation and has unresolved claims pending. In one matter, the Company, through an affiliate, is the subject of both litigation and unasserted claims related to the conversion of certain aircraft from passenger to freighter configuration. While the amounts claimed in this matter and other matters are substantial, the ultimate liability with respect to such claims cannot be determined at this time. It is the opinion of management that damages, if any, required to be paid by the Company in the discharge of such liability are not likely to be material to the Company's financial position or results of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

Generally accepted accounting principles require disclosure of the estimated fair value of the Company's financial instruments, excluding lease transactions accounted for under SFAS 13, Accounting for Leases. Fair value is a subjective and imprecise measurement that is based on assumptions and market data.

The use of different market assumptions and valuation methodologies may have a material effect on the estimated fair value amounts. Accordingly, management cannot provide assurance that the fair values presented are indicative of the amounts that the Company could realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

The carrying amounts included in the consolidated balance sheets approximate fair value because of the short maturity of these instruments. This approach applies to cash and cash equivalents, accrued interest, accounts payable, commercial paper, and bankers' acceptances.

SECURED LOANS

The fair values of the fixed rate loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair values of the variable rate secured loans are assumed to be equal to their carrying values.

SENIOR TERM NOTES AND NONRECOURSE OBLIGATIONS

The fair value of fixed rate senior term notes and nonrecourse obligations are estimated by discounting future contractual cash flows using the market interest rate for each note based on the Company's current incremental borrowing rates for similar borrowing arrangements. The fair values of variable rate senior term notes and nonrecourse obligations are assumed to be equal to their carrying values.

INTEREST RATE AND CURRENCY SWAPS

The fair value of the interest rate and currency swaps are estimated by discounting the fixed cash flows received under each swap using the rate at which the Company could enter into new swaps of similar remaining maturities. The carrying amount shown on the table below represents the amount of accrued interest payable or receivable at the end of the period.

OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

It is not practicable to estimate the fair value of the Company's other off-balance sheet financial instruments because there are few active markets for these transactions, and the Company is unable at this time to estimate fair value without incurring excessive costs.


SUMMARY OF FAIR VALUES

The following table presents the fair values of only those financial instruments required to be presented by generally accepted accounting principles. Proceeds from senior term notes are invested in a variety of activities, including both financial instruments shown in this table, as well as leases and joint venture investments, for which fair value disclosures are not required.

                                                 Carrying                 Fair
At December 31, 1998                               Amount                Value
                                       -------------------  -------------------
ASSETS
Secured loans                                  $  241,567           $  238,276

LIABILITIES
Senior term notes                               1,076,600            1,105,887
Nonrecourse obligations                           381,390              361,529
Interest rate and currency swaps                      164               (9,578)


                                                 Carrying                 Fair
At December 31, 1997                               Amount                Value
                                       -------------------  -------------------
ASSETS
Secured loans                                  $  180,331           $  183,641

LIABILITIES
Senior term notes                               1,155,600            1,176,527
Nonrecourse obligations                           329,820              333,293
Interest rate and currency swaps                       (4)               1,269










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